FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 September 2005.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 September 2005.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 September 2005.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 September 2005.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 September 2005.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 September 2005.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 September 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 September 2005.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 September 2005.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 September 2005.

11.	Press release entitled, “AstraZeneca submits New Drug Application (NDA) to FDA for Symbicort® maintenance treatment of Asthma”, dated 23 September 2005.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 September 2005.

13.	Press release entitled, “Seroquel ANDA”, dated 28 September 2005.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 September 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	5 October 2005	By:	/s/ G H R Musker

			Name:	G H R Musker
			Title:	Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 September 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2581 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,605,594,947.

G H R Musker
Company Secretary
5 September 2005

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 September 2005, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2611 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,605,153,375.

G H R Musker
Company Secretary
7 September 2005

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 September 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2664 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,604,332,977.

G H R Musker
Company Secretary
9 September 2005

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 September 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2662 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,603,676,827.

G H R Musker
Company Secretary
13 September 2005

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 September 2005, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2643 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,602,936,660.

G H R Musker
Company Secretary
14 September 2005

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2005, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2656 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,602,159,660.

G H R Musker
Company Secretary
15 September 2005

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 September 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2643 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,601,464,750.

G H R Musker
Company Secretary
16 September 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 September 2005, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2637 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,601,160,026.

G H R Musker
Company Secretary
20 September 2005

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 September 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2599 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,600,160,026.

G H R Musker
Company Secretary
21 September 2005

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 September 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2573 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,599,460,026.

G H R Musker
Company Secretary
22 September 2005

Item 11

ASTRAZENECA SUBMITS NEW DRUG APPLICATION (NDA) TO FDA
FOR SYMBICORT® MAINTENANCE TREATMENT OF ASTHMA

AstraZeneca has announced submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for approval of SYMBICORT® (budesonide/formoterol) for the maintenance treatment of asthma.

SYMBICORT is a combination of budesonide (an inhaled corticosteroid) and formoterol (a rapid and long lasting ß2-agonist). Combination products containing an inhaled corticosteroid and a long-acting ß2-agonist are recommended by the National Asthma Education and Prevention Program (NAEPP) of the National Institute of Health for patients including those whose asthma is uncontrolled on inhaled steroid therapy alone, or for patients whose asthma is currently controlled on an inhaled steroid plus a separate inhaled long-acting ß2-agonist.

The SYMBICORT NDA submission is based on 27 Phase I, II and III trials designed to assess the efficacy and safety of SYMBICORT in a Metered Dose Inhaler (MDI). This application will be for maintenance treatment of asthma in patients age 12 and above. The NDA submission seeks approval for two strengths of SYMBICORT (80/4.5 and 160/4.5 microgram).

SYMBICORT is currently available in a dry powder inhaler device, Turbuhaler®, in 93 countries around the world. The current worldwide market for fixed combination products is estimated to be worth over $6 billion, with approximately half of this potential market in the U.S. SYMBICORT sales were up 21 percent in the first half of 2005, reaching $502 million. In 2003 it was estimated that 20 million Americans had asthma. Of these, 11 million Americans had an asthma attack.

23rd September 2005

For further Information:

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 September 2005, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2676 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,598,764,575.

G H R Musker
Company Secretary
28 September 2005

Item 13

SEROQUEL ANDA

AstraZeneca received a notice from Teva Pharmaceuticals USA on September 27, 2005, that Teva has submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate tablets (25mg base) containing a Paragraph IV Certification (alleging invalidity and non-infringement) with respect to AstraZeneca’s US patent number 4,879,288. AstraZeneca’s US patent number 4,879,288 is listed in the Orange Book in reference to Seroquel.

AstraZeneca is evaluating Teva’s notice, and the company continues to have full confidence in its intellectual property protecting Seroquel.

AstraZeneca has 45 days within which to commence a patent infringement lawsuit against the filer of an ANDA that would automatically stay, or bar, the FDA from approving the ANDA for 30 months (or until an adverse court decision, whatever may occur earlier).

28 September 2005

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 September 2005, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2629 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,597,767,730.

G H R Musker
Company Secretary
29 September 2005